

07005080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Joseph & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski — (212) 218-3748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mary Louise Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph & Co. Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 2010



Signature

Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under ExhibitA of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Joseph & Co. Inc.

We have audited the accompanying statement of financial condition of Morgan Joseph & Co. Inc. (the "Company"), a wholly-owned subsidiary of Morgan Joseph Holdings Inc. as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morgan Joseph & Co. Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2007

MORGAN JOSEPH & CO. INC.

(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 24,964,080
Due from broker	978,802
Investments, at fair value	1,731,154
Accounts receivable	2,918,295
Deferred tax asset	828,183
Prepaid expenses and other assets	536,256
	$ 31,956,770
LIABILITIES	
Compensation payable	$ 11,947,901
Deferred rent	1,653,263
Accounts payable and other accrued expenses	3,302,139
Payable to parent	71,143
	16,974,446
Contingency	
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	8,316,084
Retained earnings	6,666,140
	14,982,324
	$ 31,956,770

See notes to statement of financial condition

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of Morgan Joseph Holdings Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds held at major financial institutions.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered. Commission income, purchases and sales of securities and related expenses are recorded in the financial statements on a trade-date basis.

[3] Securities transactions and valuation:

Securities owned are valued at quoted market price. Securities owned for which exchange quotations are not readily available are valued using estimated fair values as determined by management in good faith using consistently applied methods and procedures established by management. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

[4] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Payable to Parent includes approximately $1,843,000, representing the Company's current tax provision for the year ended December 31, 2006.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[6] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

NOTE C - LEASE COMMITMENTS

The Company has a noncancelable lease for office space which expires in 2007. The annual minimum lease payment is approximately $254,000 and in addition, the Company is also charged escalation costs. The Company has subleased this space to an affiliated entity under the same terms stated in the lease agreement.

NOTE D - INCOME TAXES

The significant components of the Company's deferred tax asset, as of December 31, 2006, are as follows:

Deferred tax asset:	
NOL carryforward	$ 42,548
Deferred rent payable	303,109
Compensation payable	633,238
Deferred tax asset	978,895
Deferred tax liability:	
Unrealized gains on investments	(150,712)
Net deferred tax asset	$ 828,183

During the year ended December 31, 2006, the Company utilized approximately $8,000 of their tax net operating loss carryforwards. As of December 31, 2006, the Company has tax net operating loss carryforwards of approximately $95,000 which will expire in 2021 and are subject to an annual limitation in accordance with Section 382 of the Internal Revenue Code.

NOTE E - RELATED PARTY TRANSACTIONS

The Parent has entered into noncancelable leases for office space expiring on various dates through 2016. The Company occupies all of the leased space and pays all of the lease cost and expects to occupy this space for the full term of the leases. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the lease of the Parent are set forth below:

Year Ending December 31,	
2007	$ 1,857,000
2008	1,904,000
2009	1,923,000
2010	1,956,000
2011	1,911,000
Thereafter	4,151,000
	$ 13,702,000

The leases provide for free rent periods and rent increases over the lease terms. Since the Company records rent expenses on a straight-line basis, the difference between expenses and actual payments is recorded as deferred rent.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. At December 31, 2006, the Company, under the alternative standard method, had net capital of approximately $16,113,000 or $15,863,000 in excess of its required net capital of $250,000 or 2% of Rule 15c3-3 reserve formula debits.

In 2006, the Company entered into a $10,000,000 Temporary Subordinated Loan Agreement with Southwest Securities, Inc. In May 2006, the Company drew down a $10,000,000 Subordinated Loan which, subsequently, was repaid in June, 2006.

NOTE G - CONTINGENCY

The Company has been named as a defendant in a civil action, re Friedman's Inc ("Friedman's"). In September 2003, the Company acted as co-lead underwriter in a follow-on offering of common stock of Friedman's. Plaintiffs have filed a purported class action suit against Friedman's and its directors, senior officers and outside accountant as well as Friedman's underwriters in the United States District Court for the Northern District of Georgia. The essence of the complaint is that Friedman's financial statements were false and misleading, that this information was known by Friedman's, and was concealed from the market. As to the Company and the other underwriters, the complaint asserts claims under Sections 11 and 12(a)(2) of the Securities Act on the basis that the registration statement and prospectus for the offering were false and misleading for failing to disclose the true financial circumstances of Friedman's. Friedman's is currently operating its business in bankruptcy. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters' motion to dismiss. The Company believes the underwriters have meritorious defenses to these actions, and the underwriters are defending such actions vigorously.

NOTE H - SUBSEQUENT EVENTS

In January 2007, the Company entered into a $10,000,000 Temporary Subordinated Loan Agreement with Southwest Securities, Inc. In January, 2007 the Company drew down a $10,000,000 Subordinated Loan and, subsequently, repaid the loan in February, 2007.

END